Exhibit 21
Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Davey Tree Surgery Company	Delaware
Davey Tree Expert Co. of Canada, Limited	Canada
Standing Rock Insurance Company	Vermont
Davey Resource Group, Inc	Delaware
Wolf Tree, Inc.	Tennessee

The Registrant has other subsidiaries that are not in the aggregate “significant subsidiaries” as defined in Rule 1-02(w) of Regulation S-X.